UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )*
______________
Eupraxia Pharmaceuticals Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
29842P105
(CUSIP Number)

Joseph S. Freedman
27 Swansdown Drive
North York, Ontario M2L 2N2
(416) 882-5635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 31, 2024
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  /__/

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29842P105	Schedule 13D	Page 2 of 6 Pages

(1) Name of Reporting Persons: Joseph S. Freedman
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 4,839,183 (1)
(8) Shared Voting Power 0
(9) Sole Dispositive Power 4,839,183 (1)
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 4,839,183 (1)
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 12.4% (1) (2)
(14) Type of Reporting Person (See Instructions): IN
(1) Includes (a) 1,211,500 shares of the Issuer’s (as defined below) common shares, with no par value (the “Common Shares”) and 2,707,983 Common Shares underlying Issuer’s Series 1 preferred shares, with no par value (the “Preferred Shares”) jointly owned by Joseph S. Freedman and Harriet Feinstein, husband and wife (the “Freedmans”); (b) 237,300 Common Shares, 460,000 Preferred Shares and warrants exercisable for 150,000 Common Shares (“Warrant Shares”) owned by a trust for which Mr. Freedman is the trustee; and (c) 52,400 Common Shares and 20,000 Warrant Shares held by the children of the Freedmans. The Freedmans disclaim beneficial ownership of the Common Shares held by their minor children.
(2) Calculated based on the Common Shares, Preferred Shares and Warrant Shares, beneficially owned by the Reporting Person relative to the Issuer’s 35,622,553 outstanding Common Shares, as of June 30, 2024, as reported in the Issuer’s Form 6-K filed with the SEC on August 7, 2024, plus the 3,167,983 Preferred Shares and 170,000 Warrant Shares.

CUSIP No. 29842P105	Schedule 13D	Page 3 of 6 Pages

ITEM 1.	SECURITY AND ISSUER
This Schedule 13D relates to common shares, with no par value (the “Common Shares”), of Eupraxia Pharmaceuticals Inc., a corporation incorporated in British Columbia, Canada (the “Issuer”).
The address of the Issuer’s principal executive offices is 201-2067 Cadboro Bay Road, Victoria, British Columbia, Canada V8R 5GR.
ITEM 2.	IDENTITY AND BACKGROUND
(a)	This Schedule 13D is being filed by Joseph S. Freedman (the “Reporting Person”).
(b)	The residence of the Reporting Person is 27 Swansdown Drive, North York, Ontario M2L 2N2.
(c)	Mr. Freedman is principally engaged in the business of: (i) serving as corporate director; and (ii) being a private equity investor.
(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
The Reporting Person has not, during the last five years, been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Freedman is a citizen of Canada.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Pursuant to the terms of that certain Subscription Agreement, dated October 31, 2024 (the “Agreement”), the Reporting Person acquired Series 1 preferred shares at a price of C$5.00 per preferred share (the “Preferred Shares”) for an aggregate purchase price of C$15,839,915.  Prior to entering into the Agreement, the Reporting Person owned Common Shares of the Issuer, which were acquired at an average price of C$4.18 per Common Share and warrants exercisable for Common Shares, which were acquired at an average price of C$1.36 per warrant (the “Warrant Shares”). The source of each funds used to pay the purchase price was the Reporting Person’s personal funds.

CUSIP No. 29842P105	Schedule 13D	Page 4 of 6 Pages
ITEM 4. PURPOSE OF TRANSACTION
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.
The Reporting Person acquired the securities reported herein in connection with open market purchases, participation in a non-brokered private placement on August 8, 2023, participation in an overnight marketed offering on March 15, 2024 and participation in a non-brokered private placement on October 31, 2024. The Reporting Person intends to participate in the management of the Issuer through representation on the Issuer’s Board of Directors. Except as set forth in this Schedule 13D, the Reporting Person has no plans or proposals at present that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Person intends to regularly review their investment in the Issuer. Based on such review as well as other factors (including, among other things, their evaluation of the Issuer's business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Person, and/or other persons affiliated with them, may, and reserve the right to, evaluate their investments and make strategic decisions based thereon, including disposing of, or causing to be disposed, a portion of the securities beneficially owned by them, in the public market through open market sales, registered or unregistered block trades, in privately negotiated transactions or otherwise. The Reporting Person may formulate such plans or proposals for, and may from time to time explore, or make such proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5.
(a) and (b)

As of the date hereof, Mr. Freedman may be deemed to beneficially own, in the aggregate, 4,839,183 Common  Shares, representing approximately 12.4% of the outstanding Common Shares of Issuer. This amount consists of (a) 1,211,500 Common Shares and 2,707,983 Common Shares underlying the Preferred Shares jointly owned by Joseph S. Freedman and Harriet Feinstein, husband and wife (the “Freedmans”); (b) 237,300 Common Shares, 460,000 Preferred Shares and 150,000 Warrant Shares owned by a trust for which Mr. Freedman is the trustee; and (c) 52,400 Common Shares and 20,000 Warrant Shares held by the children of the Freedmans. The Freedmans disclaim beneficial ownership of the Common Shares held by their minor children.
The foregoing beneficial ownership percentage reported in this Item 5 is based on the Common Shares, Preferred Shares and Warrant Shares, beneficially owned by the Reporting Person relative to the Issuer’s 35,622,553 outstanding Common Shares, as of June 30, 2024, as reported in the Issuer’s Form 6-K filed with the SEC on August 7, 2024, plus the 3,167,983 Preferred Shares and 170,000 Warrant Shares.
(c)	Other than as described in Item 3 and Item 4, the Reporting Person has not effected any transactions involving Common Shares in the 60 days prior to filing this Schedule 13D.
(d)	Not applicable.
(e)	Not applicable.

CUSIP No. 29842P105	Schedule 13D	Page 5 of 6 Pages
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Other than the matters disclosed above in response to Items 4 and 5, the Reporting Person is not party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
Not applicable.

CUSIP No. 29842P105	Schedule 13D	Page 6 of 6 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of November 7, 2024

/s/ Joseph S. Freedman	Date: November 7, 2024
Joseph S. Freedman